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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.          )

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Filed by a Party other than the Registrant ☒
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☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12
CSX CORPORATION
(Name of Registrant as Specified In Its Charter)

THE CHILDREN'S INVESTMENT FUND MANAGEMENT (UK) LLP
THE CHILDREN'S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.
THE CHILDREN'S INVESTMENT MASTER FUND
3G CAPITAL PARTNERS LTD.
3G CAPITAL PARTNERS, L.P.
3G FUND L.P.
CHRISTOPHER HOHN
ALEXANDRE BEHRING
GILBERT H. LAMPHERE
TIMOTHY T. O'TOOLE
GARY L. WILSON
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED APRIL 15, 2008

ANNUAL MEETING OF SHAREHOLDERS OF
CSX CORPORATION

PROXY STATEMENT OF
THE TCI/3G GROUP

To Our Fellow CSX Shareholders:

        This proxy statement and the enclosed BLUE proxy card or voting instruction form are being furnished to shareholders of CSX Corporation ("CSX" or the "Company") in connection with the solicitation of proxies by The Children's Investment Fund Management (UK) LLP and its affiliates ("TCI") and 3G Capital Partners Ltd. and some of its affiliates ("3G Capital", and collectively with TCI, "we," "us" or the "TCI/3G Group") to be used at the 2008 annual meeting of shareholders of CSX, including any adjournments or postponements thereof and any meeting held in lieu thereof (the "2008 Annual Meeting"). The 2008 Annual Meeting is scheduled to be held at [                        ] in New Orleans, LA at [            ] a.m. (local time) on June 25, 2008. This proxy statement and the BLUE proxy card or voting instruction form are first being furnished to shareholders on or about                        , 2008.

        THIS SOLICITATION IS BEING MADE BY THE TCI/3G GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD").

        We are soliciting your proxy for the 2008 Annual Meeting regarding the following proposals:

  1.
  To elect Christopher Hohn, Alexandre Behring, Gilbert H. Lamphere, Timothy T. O'Toole and Gary L. Wilson (the "Nominees") to serve as directors of the Company;

  2.
  To adopt our proposal to amend the Company's Bylaws (the "Bylaws") to permit one or more shareholders holding 15% or more of the outstanding shares of capital stock of CSX having voting power to call a special meeting of the shareholders;

  3.
  To vote against the Company's alternative Bylaw amendment related to the calling of special meetings;

  4.
  To vote against another alternative Bylaw amendment related to the calling of special meetings;

  5.
  To adopt a resolution to repeal any changes made by the Board of Directors of CSX to the Bylaws between January 1, 2008 up to and including the date of the 2008 Annual Meeting;

  6.
  To abstain from voting on the shareholder proposal regarding proxy statement disclosure of certain security information; and

  7.
  To abstain from voting on the Company's Audit Committee selection of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2008.

        The record date for determining shareholders entitled to notice of and to vote at the 2008 Annual Meeting will be April 21, 2008 (the "Record Date"). Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2008 Annual Meeting. According to the Company's preliminary proxy statement, as of February 15, 2008, there were 403,363,273 shares of common stock, $1.00 par value per share (the "Common Stock" or "Shares"), outstanding and entitled to vote. The Company's definitive proxy statement for the 2008 Annual Meeting will disclose the number of shares outstanding as of the Record Date. Each Share has one vote.

        The TCI/3G Group beneficially owns, in the aggregate, 35,054,952 Shares, representing approximately 8.7% of the Common Stock. The value of our collective beneficial ownership in CSX is approximately $2.0 billion.

        We intend to vote our Common Stock FOR the election of our Nominees, FOR the candidates who have been nominated by CSX other than                                    ,                                     ,                                     ,                                     , and; FOR our proposal to amend the Bylaws to allow shareholders to call special meetings; AGAINST the two alternative Bylaw amendments relating to the calling of special meetings; FOR the proposal to repeal changes made to the Bylaws by the Board; to ABSTAIN from voting on the proposal to require certain security information to be included in the annual proxy statement; and to ABSTAIN from voting on the proposal to ratify the selection of Ernst & Young, LLP. None of the proposals is conditioned on shareholder approval of any other matter to be voted on at the 2008 Annual Meeting.

        OUR NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL CSX SHAREHOLDERS. WE BELIEVE THAT ELECTING THESE HIGHLY QUALIFIED NOMINEES TO YOUR BOARD AND APPROVING OUR OTHER PROPOSALS WILL HAVE A POSITIVE EFFECT ON THE FUTURE OF CSX. ACCORDINGLY, WE URGE YOU TO VOTE YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM FOR ALL OF OUR NOMINEES AND IN ACCORDANCE WITH OUR RECOMMENDATIONS WITH RESPECT TO THE OTHER PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

YOUR VOTE IS IMPORTANT—HOW TO VOTE YOUR SHARES

        As explained in the detailed instructions on your BLUE proxy card or voting instruction form, there are four easy ways for you to vote. You may:

  1.
  Sign, date and promptly mail the enclosed BLUE proxy card or voting instruction form in the enclosed postage-paid envelope. We recommend that you vote on the BLUE proxy card or voting instruction form even if you plan to attend the 2008 Annual Meeting;

  2.
  Vote via the Internet by following the voting instructions on the BLUE proxy card or voting instruction form or the voting instructions provided by your broker, bank or other nominee. Internet voting procedures are designed to authenticate your identity, allow you to vote your Shares and confirm that your instructions have been properly recorded. Your Internet vote authorizes the named proxies to vote your Shares in the same manner as if you had signed and returned a proxy card or voting instruction form;

  3.
  Vote by telephone by following the voting instructions on the BLUE proxy card or voting instruction form provided by your broker, bank or other nominee. Your telephone vote authorizes the named proxies to vote your Shares in the same manner as if you had signed and returned a proxy card or voting instruction form; or

  4.
  Vote in person by attending the 2008 Annual Meeting. Written ballots will be distributed to shareholders who wish to vote in person at the 2008 Annual Meeting. If you hold your Shares through a bank, broker or other nominee, you must obtain a legal proxy from such nominee in order to vote in person at the meeting.

        WE URGE YOU NOT TO SIGN ANY WHITE PROXY CARD OR VOTING INSTRUCTION FORM SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PREVIOUSLY SIGNED WHITE PROXY BY SIGNING AND RETURNING A LATER-DATED BLUE PROXY CARD OR VOTING INSTRUCTION FORM IN THE ENCLOSED POSTAGE-PAID ENVELOPE, BY DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE TCI/3G GROUP OR TO THE SECRETARY OF THE COMPANY, OR BY PROVIDING INSTRUCTIONS BY TELEPHONE OR VIA THE INTERNET (INSTRUCTIONS APPEAR ON YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM).

        HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A BLUE PROXY CARD OR VOTING INSTRUCTION FORM EVEN IF YOUR SHARES WERE SOLD AFTER THE RECORD DATE.

        IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK OR OTHER NOMINEE ON THE RECORD DATE, ONLY THAT NOMINEE CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE RETURN YOUR BLUE PROXY OR VOTING INSTRUCTION FORM, OR VOTE BY TELEPHONE OR INTERNET AT YOUR FIRST OPPORTUNITY. PLEASE DO SO FOR EACH ACCOUNT YOU MAINTAIN AND CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO SIGN AND RETURN ON YOUR BEHALF THE BLUE PROXY CARD OR VOTING INSTRUCTION FORM AS SOON AS POSSIBLE.

        A BLUE proxy card or voting instruction form that is returned to the TCI/3G Group will be voted as you indicate on it. If you have signed the BLUE proxy card or voting instruction form and no marking is made, you will be deemed to have given a direction to vote all of your Shares (i) FOR the election of all of our Nominees and for the candidates who have been nominated by the Company other than                        ,                                     ,                                     ,                                     and                                     ; (ii) FOR the approval of Proposals 2 and 5, (iii) to ABSTAIN from voting on Proposals 6 and 7, and (iii) AGAINST Proposals 3 and 4, each as set forth in this proxy statement.

        We have retained D.F. King & Co., Inc. ("D.F. King ") for advisory and consulting services and to assist in communicating with shareholders in connection with the proxy solicitation and to assist in efforts to obtain proxies. Representatives of D.F. King will be pleased to assist you. If you have any questions about executing your BLUE proxy, voting by telephone or via the Internet or if you require assistance, please contact:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders Call Toll-Free: (800) 967-7635
Banks and Brokers Call Collect: (212) 269-5550

BACKGROUND TO THE SOLICITATION

        TCI personnel have performed extensive research on the railroad sector in North America, and have retained several consultants to conduct targeted studies. As a result of this work, TCI believes there is significant potential to improve the performance of CSX. In 2007 CSX ranked average or below average against its largest North American peers on many key operating metrics.

        Despite this performance, in 2007 the CSX management team, as well as its Board of Directors, were the most highly compensated among this same group of peers.

        TCI tried to engage in constructive discussions relating to CSX's performance and corporate governance by requesting, on several occasions during 2007, private meetings with CSX senior management, CSX directors and the entire CSX Board. These requests were denied with the exception of a single private meeting granted to TCI with Oscar Munoz, the CSX CFO, accompanied by both his internal and external counsel, which was deemed a "listen only" meeting by Mr. Munoz. The meeting did not lead to further dialogue with management.

        On October 16, 2007, after TCI's multiple attempts to engage the management or the Board in a constructive dialogue proved unsuccessful, TCI delivered a public letter to the Board urging the Board to take action to strengthen CSX's corporate governance, management, business performance and the Board itself. Specifically TCI made the following recommendations which it believed would be in the best long terms interests of shareholders:

  (i)
  Separate the Chairman and CEO roles, noting that a separation of roles is widely considered best practice in corporate governance

  (ii)
  Refresh the Board with new independent directors, noting that not a single non-management director has direct railroad operating experience, and many of the directors have served on the Board for over a decade

  (iii)
  Allow shareholders to call special shareholder meetings, noting the Board had failed to act despite a shareholder resolution which recommended this bylaw amendment passing at the 2007 annual shareholder meeting by a vote of more than 2-to-1 in favor

  (iv)
  Align management compensation with shareholder interests, noting that the current plan is largely tied to Operating Ratio, which doesn't properly incentivize capital investment discipline

  (v)
  Justify the capital spending plan to shareholders, noting that CSX lagged its peers on many key operating metrics

  (vi)
  Provide a plan to improve operations, noting that CSX lagged its peers on many key operating metrics

  (vii)
  Promote better relations with the Company's constituencies, including shippers and labor

        One month later, the Board responded to TCI by a public letter, stating that it did not believe TCI's suggestions were in the shareholders' best interests, and emphasizing CSX's recent improvements rather than its comparative performance to its peers.

        Separately from TCI, in January of 2007 3G, led by Alexandre Behring, an experienced rail executive and locomotive engineer, acquired a stake in CSX after concluding that CSX was undervalued and represented an attractive investment opportunity. Throughout the first half of 2007, 3G continued to study CSX, and to develop ideas for operational and business improvements that 3G believed could dramatically increase shareholder value. At various points from early 2007 through approximately November of 2007, 3G engaged in limited discussions with the Company's senior management.

        On December 12, 2007, TCI and 3G Capital entered into an agreement to coordinate efforts with regard to the purchase and sale of Shares and other securities conferring beneficial ownership of Common Stock held by them and their affiliates, and with respect to the proposal of certain actions and/or transactions to the Company. On the same date TCI also submitted to CSX a request for the required documentation needed to properly give notice to CSX of a shareholder's intention to nominate directors in compliance with the Bylaws.

        On December 19, 2007 the TCI/3G Group issued a press release disclosing that together they held 8.3% of CSX's common stock and had economic exposure to the equivalent of another 11.8% of CSX, and that they intended to nominate a minority slate of five nominees for the CSX Board (currently 12 directors). The Nominees include individuals that served (or currently serve) at senior executive or board director positions at various companies, including Disney, Yahoo, Marriot, Conrail, and Canadian National, as well as shareholder representatives from TCI and 3G. Together the Nominees have over 50 years of railroad experience.

        In January 2008, representatives of TCI and CSX engaged in discussions about potential representation on the Board. Over the course of several rounds of discussions, TCI made many concessions with the hope of being able to reach an amicable resolution with CSX that would avoid a proxy contest. TCI conceded on the number of nominees it would accept from its slate; TCI offered to work with the CSX Board on identifying other potential directors that would be mutually acceptable; on the contentious issue of separating chairman and CEO, TCI suggested leaving the issue to a vote of the shareholders at the 2008 annual meeting; and TCI, in an unprecedented concession by it, indicated willingness to sign a one year stand-still agreement. In the end, although they agreed to three of our nominees, despite TCI's efforts to come to a mutual agreement, CSX was unwilling to articulate its full list of concerns and terminated the discussions. TCI was advised by CSX that CSX believed that the gap between TCI and CSX could not be bridged for reasons including, but not limited to, the CSX demand that TCI sign a multi-year standstill and commit to maintaining the combined roles of Chairman and CEO.

        On January 21, 2008 and January 25, 2008, TCI supplemented its nominations with the addition of a proposal to allow for shareholders to call special meetings and to repeal any amendments to the Bylaws made by CSX between January 1, 2008 and the date of the 2008 Annual Meeting.

        On February 4, 2008, the Company announced its amendment to the Bylaws allowing for shareholders to call for special meetings but only under limited circumstances and subject to a number of conditions. This amendment effectively prohibits a special shareholder meeting to be called to nominate directors to the CSX Board or remove directors from the CSX Board. For this reason, on February 7, 2008, TCI issued a letter criticizing these amendments.

        On March 17, CSX sued us in the federal district court for the Southern District of New York, alleging various violations of the securities laws, including primarily that the cash-settled total return swaps, financial instruments we use to gain economic exposure to a public company without holding voting or dispositive control over common stock, actually confers beneficial ownership of the referenced securities on us, and further alleging that we were acting in concert prior to the execution of our Letter Agreement.

        On April 4, we answered their complaint, denying their allegations as to legal violations, and countertclaimed against CSX and Michael Ward alleging multiple violations of state and federal law, which include the following:

  •
  Violation of the federal securities laws in connection with the issuance of "spring loaded" equity grants to senior CSX management while in possession of material non-public information.

  •
  Violation of the federal securities laws in connection with the issuance of stock to the Board in May 2007 while in possession of material non-public information, and again in December 2007 during a blackout period set forth in the CSX Insider Trading Policy.

  •
  Violation of state law for adopting a Bylaw that frustrates shareholders' ability to call special meetings to remove and elect directors.

  •
  Violation of the federal securities laws for materially misstating how the Bylaw operates in the annual proxy statement.

  •
  Violations of the federal securities laws in connection with materially false and misleading statements made in numerous federal filings with the SEC regarding TCI and 3G.

PROPOSAL 1: ELECTION OF DIRECTORS

        The Company has disclosed that 12 directors are to be elected to the Board at the 2008 Annual Meeting. We recommend that shareholders elect our highly qualified and experienced Nominees: Christopher Hohn, Alexandre Behring, Gilbert H. Lamphere, Timothy T. O'Toole and Gary L. Wilson, as directors of the Company at the 2008 Annual Meeting. Each of the Nominees has consented to being named as a nominee and to serving as a director if elected. If elected, each Nominee will serve until the next annual meeting of shareholders and until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. If elected, each of the Nominees will be considered an independent director of CSX under applicable New York Stock Exchange rules.

        None of the Nominees receive compensation from either TCI or 3G Capital to stand as nominees, nor will they receive any compensation from either TCI or 3G Capital for their services as directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company's then established practices for services of non-employee directors, which are described in the Company's preliminary proxy statement.

STATEMENT OF SUPPORT

        The majority of our Nominees come from many different rail and transportation backgrounds, and bring decades of direct operational expertise to CSX and will, we believe, add strong input to the future development of CSX as a rail carrier. We believe that our Nominees, if elected, will provide a clear perspective of shareholders and experienced railroad operators to the Board and will work with the rest of the Board to effect positive change at CSX. Under the Company's Bylaws, a quorum for the transaction of business requires a majority of the directors in office, and Board action requires a majority of the directors present at a meeting at which a quorum is present. Accordingly, our Nominees, if elected, will not be able to take Board action at a meeting of the full Board without the support of at least two other directors or, in situations where Michael Ward is conflicted because he is CEO, President and Chairman and therefore must or chooses to recuse himself, one other director. Our Nominees will be able to take action without the support of any additional directors if three or more of the CSX-nominated directors fail to attend a Board meeting and all five of our Nominees are present. Our Nominees lack the power to call a meeting of the Board. Nevertheless, our Nominees, if elected, intend to work constructively with the remaining Board members to advance the interests of all CSX shareholders.

        THIS SOLICITATION IS BEING MADE BY THE TCI/3G GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

Biographical Information of the Nominees

        Background information about our Nominees, including the present principal occupation or employment and material occupations, positions and offices or employment of each Nominee for the past five years, is set forth below. Please see "Information About The TCI/3G Group and Participants" and Annex A for additional information about our Nominees, such as their beneficial ownership as of the date hereof and purchases and sales of Common Stock during the past two years.

Name and Business Address	Age	Principal Occupation For Past Five Years and Directorships
Christopher Hohn c/o The Children's Investment Fund Management (UK) LLP 7 Clifford Street, London, W1S 2WE, United Kingdom	41	Mr. Hohn is the Managing Partner of The Children's Investment Fund Management (UK) LLP. He has served as portfolio manager of The Children's Investment Fund Management (UK) LLP since he founded it in 2003. Prior to founding The Children's Investment Fund Management (UK) LLP, Mr. Hohn spent seven years at Perry Capital and was the portfolio manager leading its European investment strategy from 1997 to 2003. Mr. Hohn has previously served on the Board of RIT Capital Partners plc, which is publicly listed on the London Stock Exchange. Mr. Hohn has been instrumental in leading campaigns which resulted in substantial increases in the shareholder value of public companies including the Deutsche Börse Group, ABN AMRO and Euronext N.V. Mr. Hohn received a B.S. degree in Accounting and Business Economics (1st Class Honors) from Southampton University and an M.B.A. degree (high distinction) from Harvard Business School. Mr. Hohn also founded The Children's Investment Fund Foundation, which receives the majority of profits from The Children's Investment Fund Management (UK) LLP.
Alexandre Behring c/o 3G Capital Partners Ltd. 645 Fifth Avenue, 18th Floor New York, New York 10022	41
		Mr. Behring is the Managing Director of 3G Capital Partners Ltd., a private investment firm, which he joined in 2005. Previously, he spent 10 years at GP Investments, Latin America's largest private-equity firm, including eight years as a Partner and Member of the firm's Investment Committee. He served for seven years, from 1998 to end of 2004, as CEO of América Latina Logística ("ALL"), Latin America's largest independent railroad and logistics company, which operates more than 13,000 miles of track in Brazil and Argentina. He continues to serve on the Management Committee of ALL's Board. From 1997 to 2007, ALL's accident rate was reduced by 86%, locomotive productivity increased at a double-digit compound annual growth rate, and its EBITDA margin improved from 6% to 41% through the end of 2007. As a publicly traded company, ALL's current market capitalization of $7.7 billion is over 30 times the amount Mr. Behring and his partners paid for the company 10 years ago. Mr. Behring received a B.S. degree in Electrical Engineering from Pontifícia Universidade Católica and an M.B.A. degree (high distinction) from Harvard Business School. He is also a locomotive engineer.

Gilbert Lamphere c/o Lamphere Capital Management 645 Fifth Avenue, 18th Floor New York, New York 10014	55
		Mr. Lamphere is the Managing Director of Lamphere Capital Management, a private investment firm which he founded in 1998. Previously, he was a Director of Canadian National Railway, Chairman of Illinois Central Railroad prior to its sale to Canadian National in 1998, and a Director of Florida East Coast Industries (a railroad and real estate company). During his tenure on the Boards of Canadian National and Illinois Central, where he worked closely with Hunter Harrison, the current CEO of Canadian National Railway, those companies' operating ratios improved from 76% to 64% and from over 90% to 63%, respectively. He also participated in the acquisition, financing and oversight of MidSouth Rail. Mr. Lamphere has served as a Director of nine other public companies, including Carlyle Industries, Inc., Cleveland-Cliffs Inc., R. P. Scherer Corporation, Global Natural Resources Corporation and Recognition International, Inc. Earlier in his career, Mr. Lamphere was a Vice President of Mergers & Acquisitions at Morgan Stanley. Mr. Lamphere received an A.B. degree in Economics from Princeton University and an M.B.A. degree (high distinction) from Harvard Business School.
Timothy O'Toole c/o London Underground 55 Broadway London, SW1H0BD, United Kingdom	52
		Mr. O'Toole has been the Managing Director of the London Underground since 2003, where he is responsible for operating and rebuilding the Tube, the world's oldest metropolitan railway. Prior to this, from 2001 until 2002, he served as the Chairman of the Capital Campaign for the Support Centre for Child Advocates and acted as Finance Chairman for the Metropolitan Area YMCA of Philadelphia. He has over 25 years of railroad industry experience. Previously, he served as President and Chief Executive Officer of Conrail from 1998 to 2001. Conrail achieved record financial results and safety performance. During his more than 20 years at Conrail, he served in various senior management roles, including Senior Vice President of Law and Government Affairs, Senior Vice President of Finance and Chief Financial Officer, Vice President and Treasurer, and Vice President and General Counsel. Similarly, under his leadership the London Underground has improved service and safety and moved record numbers of passengers, all while undergoing an historic rebuilding program. Mr. O'Toole received a B.A. degree in English Literature (Maxima Cum Laude) from LaSalle University, a J.D. degree from the University of Pittsburgh School of Law, and an Honorary Doctor of Humane Letters degree from LaSalle University.

Gary L. Wilson 300 Delfern Drive Los Angeles, California 90077	68
Mr. Wilson is currently a private investor. He was a principal investor and Co-Chairman of the Board of Northwest Airlines from 1991 to 1997 and Chairman from 1997 to 2007. From 1985 to 1990, he was Chief Financial Officer and a director of The Walt Disney Company and served on its Board until 2006. Prior to joining Disney, Mr. Wilson served for 11 years in senior executive positions at Marriott Corp., including Executive Vice President and Chief Financial Officer, Head of Corporate Development, and Treasurer. Mr. Wilson was an investor in and a director of Progress Rail, one of North America's largest providers of railroad products and services. He is a current director of Yahoo! Inc. (NASDAQ: YHOO) and CB Richard Ellis Shareholders Inc. (NYSE: CBG). Mr. Wilson received a B.A. degree from Duke University and an M.B.A. degree from The Wharton School of the University of Pennsylvania.

        The TCI/3G Group also intends to vote for the candidates who have been nominated by the Company other than                                    ,                                     ,                                     ,                                     , and                                     . You should refer to the proxy statement and form of proxy distributed by CSX for the names, background, qualifications and other information concerning CSX's candidates. There is no assurance that any of CSX's nominees will serve as directors if any of our Nominees are elected to the Board. In the event that one or more of our Nominees is elected and that one or more of the CSX nominees declines to serve with such Nominee or Nominees, the Bylaws provide that director vacancies may be filled by the remaining directors then in office, unless sooner filled by shareholders.

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF OUR NOMINEES BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 2: AMEND THE BYLAWS

        Proposal 2 provides for the adoption of a resolution in the following form:

        "RESOLVED that Article I, Sections 2 and 11(b) of the Bylaws of the Corporation shall be amended and restated as follows and such amended provisions may not be modified, amended or repealed by the Board of Directors. The Board of Directors shall additionally (i) make any amendments to the Bylaws necessary to effect the clear intent of this Resolution such that shareholders shall be permitted without limitation to demand that the Corporation promptly call a special meeting for any purpose granted to the shareholders under Virginia law, and (ii) repeal or modify any existing Bylaws that would conflict, limit, or otherwise adversely affect the operation of the proposed Bylaw amendments set forth herein.

        'SECTION 2.    Special Meetings.    Special meetings of the shareholders may be called from time to time by a majority of the Board of Directors or by the Chairman of the Board. Special meetings of shareholders shall be promptly called by the Corporation if one or more shareholders that together hold at least 15% of all the shares of capital stock at the time outstanding and having voting power deliver or cause to be delivered to the Corporate Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. Special meetings shall be held solely for the purposes specified in the notice of meeting.

        SECTION 11(b).    Special Meetings of Shareholders.    Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Corporation who is a shareholder of record at the time the notice provided for in this Section 11 is delivered to the Corporate Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 11. In the event a special meeting of shareholders is called pursuant to these Bylaws for the purpose of electing one or more directors to the Board of Directors, any such shareholder entitled to vote in such election of directors may nominate a person or persons, as the case may be, for election to such position(s) as specified in the Corporation's notice of meeting, if the shareholder's notice required by paragraph (a)(ii) of this Section 11 is delivered to the Corporate Secretary at the principal office of the Corporation not earlier than the close of business on the one hundred twentieth day prior to such special meeting, and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed to be elected at such meeting, if any. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period, or extend any time period, for giving of a shareholder's notice as described above.' "

STATEMENT OF SUPPORT

        In what we believe is in the best interests of all CSX shareholders and consistent with good corporate governance practices, we are proposing that shareholders vote to amend the Bylaws to allow one or more shareholders having beneficial ownership of 15% or more CSX's common stock the power to call a special meeting of the shareholders for any purpose allowed under the laws of Virginia. Under the current Bylaws, only a majority of the Board, the Chairman of the Board or shareholders holding of record 15% of the outstanding capital stock of CSX can call a special meeting and the proposals that may be brought to a vote at such special meeting are restricted. The matters to which shareholders are entitled to call such meetings are limited to those that have not been brought within 12 months after any annual or special meeting of shareholders at which the "same matter" was included on the agenda, or if the "same matter" will be included on the agenda at an annual meeting to be held within 90 days after the receipt by CSX of such request. The current Bylaws define "same matter" to preclude a special meeting to be held for the purpose of electing directors proposed by shareholders or removing directors. The corporate laws of thirty-two states provide that beneficial owners of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws.(1) Prominent institutional investors and organizations support a shareholder right to call special meetings. The proxy voting guidelines of many public employee pension funds also favor this right.

(1)
The Company's Bylaws currently require that notice to call a special meeting must be provided by a shareholder of record but do not specify the number of shares that must be held in record name.

        At the 2007 CSX annual shareholder meeting, the shareholders overwhelmingly (by a ratio of more than two to one) approved a proposal that requested the Board to amend the Bylaws to give holders of at least 10% to 25% of the Shares the power to call a special shareholder meeting, without any limitations or special conditions. That resolution stated "Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting." Our resolution amends the Bylaws to ensure that the intent of the 2007 proposal, providing for special meetings without conditions or limitations, is implemented.

        The Board amendments to the Bylaws, made February 4, 2008 (the "Limited Special Meeting Bylaw"), provide shareholders the opportunity to call a special meeting only for limited purposes and subject to a number of conditions, effectively providing that a special meeting could not be called to remove or elect directors. This is not what the shareholders requested of its Board when they overwhelmingly voted at last year's annual shareholder meeting to recommend that the Board amend the Bylaws. We strongly believe in the right of the shareholders to be able to call for special meetings without limitations. Our proposal enables this right.

WE STRONGLY URGE YOU TO VOTE FOR PROPOSAL 2 BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 3: VOTE AGAINST THE COMPANY'S PROPOSAL
OF AN ALTERNATIVE BYLAW AMENDMENT

        At the Company's 2007 Annual Meeting of Shareholders, a non-binding shareholder proposal was presented to have the Board amend the Bylaws of the Company to permit shareholders to call special meetings without condition or limitations ("the "2007 Special Meeting Proposal"). The Board and management opposed this proposal, stating that "this special right should not be available to a minority of shareholders" (emphasis added) but instead should be reserved solely to the Board. Despite management soliciting against the proposal, it was approved overwhelmingly by the shareholders by a ratio of more than two to one.

        Despite this mandate from the shareholders, the Board refused to amend the Bylaws to permit special meetings to be called by shareholders throughout the remainder of 2007. In fact the Board did make several amendments to the Bylaws during this period, but did nothing with respect to the special meeting provision.

        Beginning in October 2007, TCI publicly echoed the call reflected in the 2007 Special Meeting Proposal for action by the Board to permit meetings to be called by the shareholders in accordance with generally accepted good corporate governance and in order to respect the wishes of the shareholders expressed in the previous year's vote. On January 25, 2008, the TCI/3G Group filed a notice with the Company in accordance with the Bylaws that the TCI/3G Group intended to present an amendment to the Bylaws consistent with the 2007 Special Meeting Proposal in the form of Proposal 2 as set forth in this proxy statement. In addition, another shareholder sought, pursuant to SEC rules, to require the Company to include a proposal in the Company's proxy statement to amend the Bylaws to enable shareholders to call special meetings without conditions or limitations. The Company opposed the shareholder request.

        On February 4, 2008, nine months after the Company's 2007 Annual Meeting of Shareholder and after having taken action to adopt two other amendments to the Bylaws unrelated to special shareholder meetings, the Board adopted the Limited Special Meeting Bylaw to permit special meetings to be called by shareholders holding 15% or more of the shares, but imposed significant limitations on the subject matter of the meeting and significant conditions on the requesting shareholders. These limitations and conditions include:

  •
  Prohibiting a special meeting from considering the removal and election of directors;

  •
  Limiting the ability of shareholders to reconsider any other matter previously voted on regardless of whether intervening events make it appropriate for shareholders to desire reconsideration;

  •
  Requiring the requesting shareholders to provide information which may not be obtainable in connection with a public solicitation of consents to call a special meeting; and

  •
  Requiring the requesting shareholders to evidence their continuing share ownership through the special meeting date, which may not be possible in connection with a public solicitation of consents to call a meeting.

        According to the Company's 2008 Proxy Statement, Proposal 3 to ratify the Limited Special Meeting Bylaw has been put forth by the Company because the TCI/3G Group has made a proposal to repeal the Limited Special Meeting Bylaw due to its limitations. Thus, it has not been put forth in response to the mandate from the shareholders as expressed in the 2007 Special Meeting Proposal. We believe the Board's action of adopting the Limited Special Meeting Bylaw is designed to appear shareholder-friendly while preventing shareholders from calling a special meeting to remove or nominate directors and putting unreasonably burdensome conditions designed to make it difficult or impossible to exercise even the limited rights that the Board is purporting to allow, and validates our concern that the Board continues to ignore the expressed will of its shareholders.

        In addition, we believe that this proposal violates the laws of the Commonwealth of Virginia and infringes on shareholder rights guaranteed by the law. We have filed a claim against CSX in federal court seeking to enjoin it from presenting this proposal to the shareholders.

        Accordingly, we believe that the shareholders should reject the Company's attempt to put limitations and conditions on shareholders' rights to call a special meeting and instead vote for the TCI/3G Group Proposal 2 to permit shareholders holding 15% or more of the Company's outstanding shares of capital stock to call a special meeting without limitation or additional conditions.

WE STRONGLY URGE YOU TO VOTE AGAINST PROPOSAL 3 BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 4: VOTE AGAINST ANOTHER ALTERNATIVE BYLAW AMENDMENT

        Another shareholder has submitted a proposal that seeks to amend the Bylaws to permit shareholders to call special meetings (the "Ram Proposal"). We are voting against the Ram Proposal because our proposed Bylaw amendments are more expansive and include greater protections for the shareholders, including provisions that would prohibit the Board of Directors from modifying, amending or repealing the amendments if approved. While we support the rights that the Ram Proposal seeks to obtain, we are voting against it because we believe that our proposed Bylaw amendments, is drafted in a way to better protect the rights both our proposal and the Ram Proposal seek to protect.

WE STRONGLY URGE YOU TO VOTE AGAINST PROPOSAL 4 BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 5: REPEAL THE AMENDMENTS MADE TO THE BYLAWS BY THE BOARD

        Proposal 5 provides for the adoption of a resolution in the following form:

        "RESOLVED that any amendment, repeal or modification to the Bylaws of the Corporation dated as of September 12, 2007 that is effected by the Board of Directors of the Corporation from and after January 1, 2008 and prior to and including the date of this Annual Meeting shall hereby be repealed and shall not be reinstated without the approval of the shareholders."

STATEMENT OF SUPPORT

        The Bylaw amendments we are presenting to the shareholders in Proposal 2 and the Limited Special Meeting Bylaw conflict with one another. As stated in our Proposal 2, the Limited Special

Meeting Bylaw imposes extreme procedural hurdles and leaves discretion in the Board of Directors to impose additional restrictions without the need for shareholder input. Accordingly, we are presenting to the shareholders this Proposal 5, which will have the effect of repealing the Limited Special Meeting Bylaw, and any other amendments which the Board may unilaterally adopt through the date of the 2008 Annual Meeting. Such other amendments could be intended to impede the TCI/3G Group's solicitation, or affect corporate governance at CSX. Other than the Limited Special Meeting Bylaw, the TCI/3G Group is not aware of any amendments to the Bylaws that would be repealed by adoption of this Proposal 5. If Proposals 5 and 2 pass, but Proposals 3 and 4 fail, then Proposal 5 will operate to nullify the Limited Special Meeting Bylaw.

WE STRONGLY URGE YOU TO VOTE FOR PROPOSAL 5 BY SIGNING, DATING AND MAILING YOUR BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROPOSAL 6: SHAREHOLDER PROPOSAL REGARDING PROXY STATEMENT DISCLOSURE OF CERTAIN SECURITY INFORMATION

        Certain shareholders have submitted a proposal requesting that the Board of Directors make available in CSX's proxy statement, omitting proprietary information and at reasonable cost, by the 2009 annual meeting, information relevant to CSX's efforts to safeguard the security of their operations against a terrorist attack or other homeland security incidents. The Company is soliciting your vote against the proposal. We do not take any opinion with respect to this issue, and as such we will abstain from casting a vote on this proposal.

PROPOSAL 7: RATIFY AUDIT COMMITTEE'S SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The Company is soliciting proxies to ratify the Audit Committee's selection of Ernst & Young LLP as the Company's Independent Registered Public Accounting Firm for the coming fiscal year. We do not take any opinion with respect to this issue, and as such we will abstain from casting a vote on this proposal.

THE TCI/3G GROUP'S VOTING RECOMMENDATIONS

        The TCI/3G Group is soliciting proxies to vote (i) TO ELECT Christopher Hohn, Alexandre Behring, Gilbert Lamphere, Timothy O'Toole and Gary Wilson to the Board of Directors of the Company, and to vote FOR the candidates who have been nominated by CSX to serve as directors other than                                    ,                                     ,                                     ,                                      , and                        , for whom the TCI/3G Group is NOT seeking authority to vote for and WILL NOT exercise such authority, (ii) TO AMEND the Bylaws to allow one or more shareholders having 15% or more in the aggregate of the outstanding shares of capital stock of CSX having voting power to call a special meeting of the shareholders for any purpose allowed under the laws of Virginia; (iii) TO VOTE AGAINST the two alternative Bylaw amendments relating to special meetings; (iv) TO REPEAL amendments made to the Bylaws by the Board since January 1, 2008; (v) TO ABSTAIN from voting on the shareholder proposal regarding proxy statement disclosure of certain security information; and (vi) TO ABSTAIN from voting on the Audit Committee's selection of an Independent Registered Public Accounting Firm for fiscal year 2008. There is no assurance that any of CSX's nominees will serve as directors if any of the TCI/3G Group's Nominees are elected to the Board.

        Other than the proposals described in this proxy statement, the TCI/3G Group is not aware of any proposals to be brought before the 2008 Annual Meeting. However, should other proposals be brought before the 2008 Annual Meeting, the persons named as proxies in the enclosed proxy card or voting instruction form will vote on such matters in their discretion.

        YOU ARE URGED TO VOTE TO ELECT EACH OF THE TCI/3G GROUP'S NOMINEES, TO AMEND THE COMPANY'S BYLAWS, TO VOTE AGAINST THE TWO ALTERNATIVE BYLAW AMENDMENTS; TO REPEAL AMENDMENTS MADE TO THE BYLAWS SINCE JANUARY 1, 2008; AND TO ABSTAIN FROM VOTING ON THE SHAREHOLDER PROPOSAL REGARDING PROXY STATEMENT DISCLOSURE OF CERTAIN SECURITY INFORMATION AND ON THE SELECTION OF AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE ENCLOSED BLUE PROXY CARD OR VOTING INSTRUCTION FORM. REGARDLESS OF THE NUMBER OF CSX SHARES YOU OWN, YOUR VOTE IS IMPORTANT. PLEASE ACT TODAY.

INFORMATION ABOUT THE TCI/3G GROUP AND PARTICIPANTS

        This proxy solicitation is being conducted by TCI and 3G Capital, each of which is described below. The TCI/3G Group possesses voting control of approximately 8.7% of the outstanding Common Stock of CSX. Each of TCI, 3G Capital and the Nominees are participants in this proxy solicitation and are sometimes referred to as "Participants" in this section.

TCI

        The Children's Investment Fund Management (UK) LLP, a United Kingdom limited liability partnership, is an investment manager whose primary business is investing for funds and accounts under its management. The Children's Investment Fund Management (Cayman) Ltd. is a Cayman Islands exempted company affiliated with The Children's Investment Fund (UK) LLP, whose primary business is as an investment manager investing for funds and accounts under its management. The Children's Investment Master Fund, a Cayman Islands exempted company (the "TCI Fund"), falls under the management of both the UK and Cayman management companies, which, under the federal securities laws, are deemed to share beneficial ownership over the Shares owned by the TCI Fund. Christopher Hohn is the Managing Partner of The Children's Investment Fund (UK) LLP and the sole owner of The Children's Investment Fund (Cayman) Ltd., and therefore he is deemed to share beneficial ownership over the Shares owned by the TCI Fund.

        The business addresses for Mr. Hohn and the entities referenced above are as follows: (1) The Children's Investment Fund Management (UK) LLP and Mr. Hohn: 7 Clifford Street, London, W1S 2WE, United Kingdom; and (2) The Children's Investment Fund (Cayman) Ltd. and the TCI Fund: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

3G Capital

        3G Capital, a Cayman Islands exempted company, is the general partner of 3G Capital Partners, L.P. ("3G Capital L.P."), a Cayman Islands limited partnership. The primary business of 3G Capital L.P. is serving as the general partner of the 3G Fund L.P. (the "3G Fund"), a Cayman Islands limited partnership. The 3G Fund's principal business is investment in securities. Because of Alexandre Behring's position as Managing Director of 3G Capital, he is deemed to share beneficial ownership over the Shares owned by the 3G Fund along with 3G Capital and 3G Capital L.P. Alexandre Behring disclaims beneficial ownership of the 3G Shares for all other purposes.

        The business addresses for Mr. Behring and the entities referenced above are as follows: (1) 3G Capital, 3G Capital L.P. and the 3G Fund: 36A Dr Roy's Drive, P.O. Box 2510 George Town, Grand Cayman, Cayman Islands, British West Indies; and (2) Mr. Behring: 800 Third Avenue, 31st Floor, New York, New York 10022.

Nominees

        Please see "Proposal 1: Election of Directors" for additional information about the Nominees.

Beneficial Ownership of Common Stock

        The following table shows the TCI/3G Group's and the Nominees' beneficial ownership of Common Stock as of February 15, 2008. Except as described below, each of the parties in the table directly owns and has sole voting power and sole dispositive power with regard to the number of Common Stock beneficially owned. Please see Annex A for additional information about the TCI/3G Group's and the Nominees' purchases and sales of Common Stock during the past two years.

Entity	Number of Shares Beneficially Owned		Percent of Outstanding Common Shares(1)
The Children's Investment Fund Management (UK) LLP		(2)
The Children's Investment Fund Management (Cayman) Ltd.		(2)
The Children's Investment Master Fund	17,796,998		4.4%
Christopher Hohn		(2)
3G Capital Partners Ltd.		(3)
3G Capital Partners, L.P.		(3)
3G Fund L.P.	17,232,854		4.3%
Alexandre Behring		(3)
Gilbert H. Lamphere	22,600	(4)
Timothy T. O'Toole	2,500	(4)
Total	35,054,952		8.7%

(1)
Calculated on the basis of 403,363,273 Common Stock outstanding as of February 15, 2008, including shares deemed outstanding for which beneficial ownership can be acquired within 60 days by that individual or group.

(2)
Shared beneficial ownership over Shares held directly by the TCI Fund.

(3)
Shared beneficial ownership over Shares held directly by the 3G Fund.

(4)
Held in an Individual Retirement Account.

        By virtue of the Letter Agreement (described above in the "Background to the Solicitation"), TCI and 3G Capital may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934. Furthermore, the Nominees may be deemed a part of the aforementioned group by virtue of this proxy solicitation, their agreement to be Nominees and their ownership of Shares (as applicable). Collectively, the parties listed in the table above may be deemed to have beneficial ownership over a combined 8.7% of the Shares. However, TCI expressly disclaims beneficial ownership of the Shares beneficially owned by 3G Capital and the Nominees (as applicable), 3G Capital expressly disclaims beneficial ownership of the Shares beneficially owned by TCI and the Nominees (as applicable), and each of the applicable Nominees expressly disclaims beneficial ownership of the Shares beneficially owned by 3G Capital, TCI and the other Nominees. Nothing contained herein shall be deemed to be an admission by any of such parties that it is the beneficial owner of any Shares of Common Stock beneficially owned by any of the other parties, except as otherwise disclosed herein.

Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Company

        TCI currently has contractual agreements with eight credit counterparties: Citigroup Global Markets Limited, Deutsche Bank AG, Goldman Sachs International, Merrill Lynch International, UBS AG, Credit Suisse Securities (Europe) Limited, JP Morgan Chase Bank and Morgan Stanley & Co. International plc (f/k/a Morgan Stanley & Co. International Limited), with regard to cash-settled equity swaps (the "TCI Total Return Swaps") that reference Shares of CSX. The TCI Total Return Swaps constitute economic exposure equivalent to approximately 11.5% of the Shares. These contracts do not give TCI direct or indirect voting, investment or dispositive control over any securities of CSX and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, TCI disclaims any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

        3G Capital currently has contractual agreements with Morgan Stanley & Co. International plc with regard to cash-settled equity swaps (the "3G Total Return Swaps") that reference Shares of CSX. The 3G Total Return Swaps constitute economic exposure equivalent to approximately 0.8% of the Shares. In addition, 3G Capital currently has contractual agreements with Morgan Stanley Capital Services Inc. with regard to credit default swaps that reference debt securities of the Company. The contracts regarding the 3G Total Return Swaps and credit default swaps do not give 3G Capital direct or indirect voting, investment or dispositive control over any securities of the Company and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, 3G Capital disclaims any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

Nominee Agreements

        Messrs. O'Toole and Wilson have each entered into a nominee agreement pursuant to which the TCI Fund has agreed to pay the costs of soliciting proxies in connection with the 2008 Annual Meeting, and to defend and indemnify each of Messrs. O'Toole and Wilson against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the board of directors of the Company and the solicitation of proxies in support of their election. Messrs. Behring and Lamphere have each entered into a nominee agreement pursuant to which the 3G Fund has agreed to pay the costs of soliciting proxies in connection with the 2008 Annual Meeting, and to defend and indemnify each of Messrs. Behring and Lamphere against, and with respect to, any losses that may be incurred by them in the event they become a party to litigation based on their nomination as candidates for election to the board of directors of the Company and the solicitation of proxies in support of their election. The Nominees do not receive any compensation under the nominee agreements and will not receive any compensation from TCI, 3G Capital or such parties' affiliates for their services as directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is consistent with the Company's then established practices for services of non-employee directors.

Interests of the Participants

        Each Participant has an interest in the election of directors and the adoption of the additional proposals at the 2008 Annual Meeting as applicable: (i) indirectly through the beneficial ownership (if any) of Common Stock and other securities; (ii) indirectly through economic exposure to the Common Stock and/or; (iii) pursuant to the nominee agreements.

        Other than as disclosed in this proxy statement, there are no arrangements or understandings between either TCI and/or 3G Capital and any Nominee or any other person or persons with respect to the nomination of the Nominees or of the TCI/3G Group's additional proposals.

        Other than as disclosed in this proxy statement, neither the TCI/3G Group, any of the other Participants, nor any of their respective affiliates, associates or immediate family members, directly or indirectly:

  •
  is, nor was within the past year, party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

  •
  has had any relationship with the Company in any capacity other than as a shareholder that would require disclosure herein;

  •
  has any agreement, arrangement or understanding with respect to any future employment by the Company or its affiliates;

  •
  has any agreement, arrangement or understanding with respect to future transactions to which the Company or any of its affiliates will or may be a party; or has any material interest, direct or indirect, in any transaction that has occurred since January 1, 2007 or any currently proposed transaction, or series of similar transactions, to which the Company or any of its affiliates was or is to be a party and in which the amount involved exceeds $120,000; or

  •
  is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material legal proceeding.

        The TCI/3G Group has filed with the SEC a statement on Schedule 13D (as amended, the "Schedule 13D") that contains information in addition to that furnished herein. The Schedule 13D, including amendments thereto, may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can also be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers and others that file electronically with the SEC may be obtained free of charge. Additional information regarding the TCI/3G Group is also available on the Internet at http://www.strongercsx.com.

PRINCIPAL SHAREHOLDERS

        The following information is based on the Company's preliminary proxy statement filed with the SEC on February 21, 2008. To the TCI/3G Group's knowledge, the following tables summarize information with respect to ownership of the outstanding Common Stock as of February 15, 2008 by (i) all persons known to the Company to own beneficially more than 5% of the outstanding Common Stock; (ii) each director and named executive officer of the Company; and (iii) all directors and executive officers of the Company as a shareholder. Unless otherwise indicated, each person in the table has sole voting and investment power of the Common Stock listed as owned by such person.

Security Ownership of Certain Principal Shareholders

        Set forth below is the name, address and stock ownership of each person or Shareholders of persons known by the Company to own beneficially more than 5% of the outstanding Common Stock.

Name and Address	Number of Common Stock Beneficially Owned	Percent of Class
Deutsche Bank AG Theodor-Heuss-Allee 70 Federal Republic of Germany	36,729,346	9.1%
TCI/3G Group c/o The Children's Investment Fund Management (UK) LLP 7 Clifford Street, London, W1S 2WE, United Kingdom	35,054,952	8.7%

Security Ownership of Management

        The following table sets forth, as of February 15, 2008, the beneficial ownership of the Company's Common Stock by each of the executive officers, by directors and by all current executive officers and directors of the Company. Shares of Common Stock subject to options that are exercisable within

60 days of February 15, 2008 are deemed beneficially owned by the person holding such options and are treated as outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of any other person. The business address of each of the Company's directors and executive officers is CSX Corporation, 500 Water Street, Jacksonville, FL 32202.

Amount and Nature of Beneficial Ownership

Name of Beneficial Owner(1)	Shares Beneficially Owned	Shares for which Beneficial Ownership can be Acquired within 60 Days(2)	Total Beneficial Ownership	Percent of Class(3)
Donna M. Alvarado	11,330	—	11,330	*
Elizabeth E. Bailey	59,739	20,000	79,739	*
Sen. John B. Breaux	21,621	—	21,621	*
Steven T. Halverson	11,335	—	11,335	*
Edward J. Kelly, III	36,075	—	36,075	*
Robert D. Kunisch(4)	80,934	20,000	100,934	*
John D. McPherson	—	—	—	*
Southwood J. Morcott	66,880	—	66,880	*
David M. Ratcliffe	36,163	—	36,163	*
William C. Richardson	52,799	20,000	72,799	*
Frank S. Royal	66,919	20,000	86,919	*
Donald J. Shepard	44,701	—	44,701	*
Michael J. Ward(5)	719,009	836,666	1,555,675	*
Ellen M. Fitzsimmons(5)	159,354	81,000	240,354	*
Clarence W. Gooden(5)	255,684	20,000	275,684	*
Tony L. Ingram(5)	272,236	—	272,236	*
Oscar Munoz(5)	234,564	166,668	401,232	*
Executive officers as a group (a total of 18 including those named above and all directors and nominees)	2,239,556	1,186,254	3,425,810	*

(1)
Except as otherwise noted, the persons listed have sole voting power as to all shares listed, including shares held in trust under certain deferred compensation plans, and also have investment power except with respect to certain shares held in trust under deferred compensation plans, investment of which is governed by the terms of the trust.

(2)
Represents shares under options exercisable within 60 days.

(3)
Based on 403,363,273 shares outstanding on February 15, 2008, plus shares deemed outstanding for which beneficial ownership can be acquired within 60 days by that individual or group. An asterisk (*) indicates that ownership is less than one percent of class.

(4)
Mr. Kunisch's ownership includes 2,028 shares of stock held in a limited partnership in which Mr. Kunisch owns an interest.

(5)
The ownership of Mr. Ward includes 125,716 shares owned by his wife. The ownership of Mr. Gooden includes 54,758 shares held in a family member's trust over which he has voting and investment power. The ownership of Mr. Ingram includes 20,000 restricted shares of stock granted under the Omnibus Plan. The ownership of Ms. Fitzsimmons includes 10,310 restricted shares of stock granted under the Omnibus Plan.

VOTING AND PROXY PROCEDURES

Shareholders of Record

        The enclosed BLUE proxy card or voting instruction form may be executed only by holders of record of Shares on the Record Date. If you are a shareholder of record on the Record Date, you will retain your voting rights at the 2008 Annual Meeting even if you sell your Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote your Shares on the BLUE proxy card or voting instruction form, even if you sell your Shares after the Record Date. You may also vote by telephone or Internet as described in your BLUE proxy card or voting instruction form. The Shares represented by each BLUE proxy card or voting instruction form that is properly executed and returned will be voted at the 2008 Annual Meeting in accordance with the instructions marked thereon. If you have signed the BLUE proxy card or voting instruction form and no marking is made, you will be deemed to have given a direction to vote all of the Shares represented by the BLUE proxy card or voting instruction form (i) FOR the election of all of our Nominees and for the candidates who have been nominated by the Company other than                                    ,                                     ,                                     , and                                    ; (ii) FOR the approval of Proposals 2 and 5, (iii) to ABSTAIN from voting on Proposals 6 and 7; and (iii) AGAINST Proposals 3 and 4, each as set forth in this proxy statement.

Beneficial Owners

        If you hold your Shares in the name of one or more brokerage firms, banks or nominees, only they can vote your Shares and only upon receipt of your specific instructions. Accordingly, please return your proxy cards or voting instruction form as soon as you receive it. You may also vote by telephone or over the Internet as described on your proxy card or voting instruction form. You may also contact the person responsible for your account and give instructions for a BLUE proxy card or voting instruction form representing your Shares to be signed and returned. Should you so provide instructions to your broker or bank, we urge you to confirm in writing your instructions to the person responsible for your account.

        In addition, this proxy statement is being used to solicit voting instructions from participants in the Company's employee benefits plans with respect to Shares that such participants own but which are held by the trustees of the Company's benefit plans for the benefit of such participants.

REVOCATION OF PROXIES

        Any shareholder of record may revoke or change his or her proxy instructions at any time prior to the vote at the 2008 Annual Meeting by:

  •
  submitting a properly executed, subsequently dated BLUE proxy card or voting instruction form (including an Internet or telephone vote) that will revoke all prior proxy cards or voting instruction forms, including any WHITE proxy cards or voting instruction forms which solicit a proxy in favor of all of the incumbent directors;

  •
  submitting a subsequently dated vote by telephone or via the Internet as to how you would like your shares voted (instructions are on your BLUE proxy card or voting instruction form);

  •
  attending the 2008 Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the 2008 Annual Meeting will not in and of itself constitute revocation of a proxy); or

  •
  delivering written notice of revocation either to the TCI/3G Group c/o Corporate Election Services, 48 Wall Street, 22nd Floor, New York, New York 10005, or the Corporate Secretary of CSX at 500 Water Street, 15th Floor Jacksonville, FL 32202, or any other address provided by the Company.

        Please note that if your shares are held in "street name" by a bank, broker or nominee, you must follow the instructions provided by such bank, broker or nominee to vote or revoke your earlier vote.

        Although a revocation is effective if delivered to the Company with respect to Shareholders of record, the TCI/3G Group requests that either the original or a copy of any revocation be mailed to the TCI/3G Group c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, so that the TCI/3G Group will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of our Nominees as directors and with respect to the other Proposals set forth herein have been received. The TCI/3G Group may contact shareholders who have revoked their proxies.

YOUR VOTE IS IMPORTANT—PLEASE ACT TODAY

        IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD OR VOTING INSTRUCTION FORM TO THE COMPANY, THE TCI/3G GROUP URGES YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE BLUE PROXY CARD OR VOTING INSTRUCTION FORM IN THE ENCLOSED POSTAGE-PAID ENVELOPE, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED, (3) ATTENDING THE 2008 ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE TCI/3G GROUP OR TO THE SECRETARY OF THE COMPANY.

QUORUM AND VOTING

        Based on the proxy statement filed by the Company there were 403,363,273 Shares outstanding and entitled to vote as of February 15, 2008. The Company's definitive proxy statement for the 2008 Annual Meeting will disclose the number of shares outstanding as of the Record Date. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the 2008 Annual Meeting. Each Share has one vote. Shareholders of the Company will not have rights of appraisal or similar dissenter's rights with respect to any matter to be acted upon at the 2008 Annual Meeting. The presence, in person or by proxy, of holders of Shares representing a majority of the outstanding Shares eligible to vote at the 2008 Annual Meeting will constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present at the 2008 Annual Meeting. Assuming a quorum is present or otherwise represented at the 2008 Annual Meeting, the 12 nominees receiving the highest number of votes cast will be elected. Assuming a quorum is present or otherwise represented at the 2008 Annual Meeting, the other Proposals set forth in this proxy statement will be approved if the votes cast in favor of the Proposals exceed the votes cast against the Proposals, provided that the Company has indicated that, if the votes cast in favor of more than one of Proposals 2, 3 and 4 exceed the votes cast against the Proposals, the Proposal receiving the greatest number of votes will be effective. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election. Abstentions and broker non-votes will have no effect on these proposals since such actions do not represent votes cast on these proposals. YOUR VOTE IS EXTREMELY IMPORTANT. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD OR VOTING INSTRUCTION FORM TODAY OR INSTRUCT US BY TELEPHONE OR VIA THE INTERNET TO VOTE FOR THE ELECTION OF THE TCI/3G GROUP'S NOMINEES, FOR PROPOSALS 2 AND 5, TO ABSTAIN FROM PROPOSALS 6 AND 7; AND AGAINST PROPOSALS 3 AND 4, ALL AS SET FORTH IN THIS PROXY STATEMENT.

COST AND METHOD OF SOLICITATION

        The TCI/3G Group has retained D.F. King to serve as an advisor and to provide consulting, analytic and solicitation services in connection with the 2008 Annual Meeting. For these services, D.F. King is to receive a fee estimated not to exceed $1.5 million, plus reimbursement for its reasonable out-of-pocket expenses. The TCI/3G Group has agreed to indemnify D.F. King against certain liabilities and expenses. Proxies may be solicited by mail, courier services, Internet (including via http://www.strongercsx.com), advertising, telephone, facsimile or in person. It is anticipated that D.F. King will employ approximately 150 people to solicit proxies from shareholders for the 2008 Annual Meeting. D.F. King does not believe that any of its directors, officers, employees, affiliates or controlling persons, if any, is a "participant" in this proxy solicitation or that Schedule 14A requires the disclosure of certain information concerning D.F. King.

        In addition, it is anticipated that the Nominees and certain regular employees of the TCI/3G Group will participate in the solicitation of proxies in support of our Nominees and with respect to the other proposals set forth in this proxy statement. Such employees will receive no additional consideration if they assist in the solicitation of proxies. Although no precise estimate can be made at the present time, the total costs and expenditures in furtherance of, or in connection with, the solicitation of shareholders (including fees for attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation) is estimated to be $                . As of the date hereof, the TCI/3G Group have incurred approximately $                of solicitation expenses.

        Costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by the TCI/3G Group. To the extent legally permissible, the TCI/3G Group will seek reimbursement from the Company for those expenses if any of our Nominees is elected. The TCI/3G Group will only accept reimbursement if such reimbursement is approved by the Board. Given the relatively insignificant size of the potential reimbursement, the TCI/3G Group does not intend to submit the question of reimbursement to a vote of the shareholders.

CERTAIN INFORMATION ABOUT THE COMPANY

        CSX Corporation is a Virginia corporation with its registered office located at 11 S. 12th St., PO Box 1463, Richmond VA 23218. The Company's principal executive office is located at 500 Water Street, 15th Floor, Jacksonville, FL 32202. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith is required to file reports, proxy statements and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, DC 20549. Documents filed electronically by the Company are also available at the Commission's Web site (http://www.sec.gov).

OTHER INFORMATION

        Certain information regarding the 2008 Annual Meeting, as well as procedures for submitting proposals for consideration at the 2009 annual meeting of shareholders, is required to be contained in the Company's proxy statement. Please refer to the Company's proxy statement to review this information. The TCI/3G Group does not make any representation as to the accuracy or completeness of the information contained in the Company's proxy statement.

Dated: April 15, 2008

Annex A

Two year transaction history of each Participant

        The following tables set forth all transactions in securities of the Company effected during the past two years by each of the Participants, as applicable. Unless otherwise noted, all such transactions were effected in the open market with the personal or corporate funds or working capital of the respective Participant. The Shares are held in either cash accounts or margin accounts in the ordinary course of business, and otherwise, no part of the purchase price or market value of such Shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

TCI Fund

Trade Date	Amount Purchased (Sold)	Price per Share ($)
4/3/07	900,000	41.09
4/4/07	1,361,000	40.94
4/5/07	600,000	40.43
4/5/07	666,198	40.51
4/9/07	564,100	42.00
4/10/07	500,000	41.79
4/11/07	2,430,200	41.73
4/13/07	773,600	42.43
4/13/07	1,500,000	42.43
4/16/07	559,100	43.11
4/16/07	250,000	42.73
4/16/07	1,000,000	42.90
4/17/07	900,000	43.16
4/17/07	750,000	43.15
4/18/07	4,800,000	45.00
5/14/07	242,800	45.15
11/30/07	(10,000)	41.09
11/30/07	10,000	41.09

3G Fund

Trade Date	Amount Purchased (Sold)	Price per Share ($)
2/09/07	1,700,000	36.87
2/12/07	2,029,833	37.60
2/13/07	2,350,000	39.11
2/13/07	100,000	39.33
2/14/07	642,800	40.22
2/14/07	970,900	41.48
2/15/07	485,860	41.23
2/16/07	40	37.98
2/20/07	(17,300)	40.33
2/22/07	(40)	41.26
3/29/07	600,000	39.81
3/29/07	114	39.94
3/30/07	550,000	40.30
4/02/07	1,528,700	38.85
4/02/07	1,880,986	39.69
4/02/07	1,091,879	40.21

4/02/07	954,822	40.25
4/04/07	150,550	40.99
4/04/07	672,000	41.12
4/05/07	360,000	40.90
4/05/07	250,000	41.03
4/06/07	757,100	40.15
4/09/07	120,000	42.03
4/09/07	493,000	41.97
4/10/07	300,000	41.93
4/10/07	500,000	41.88
4/11/07	835,000	41.78
4/12/07	80,950	41.82
4/13/07	14,200	42.01
4/17/07	6,500	41.80
8/15/07	492,809	42.17
8/24/07	(165,800)	43.07
8/24/07	(47,300)	43.07
8/27/07	(520,835)	43.07
8/27/07	(148,810)	43.07
8/28/07	(82,500)	41.68
8/28/07	(1,017,870)	41.68
8/29/07	(1,180,809)	41.26
8/29/07	(95,741)	41.26
8/30/07	(1,163,662)	40.73
8/30/07	(94,400)	40.73
8/30/07	(21,106)	40.73
9/11/07	(795,289)	38.99
9/11/07	(140,345)	38.99
9/12/07	(110,600)	38.99
9/12/07	(626,783)	38.99
9/13/07	(1,080,327)	39.19
9/13/07	(190,600)	39.19
9/14/07	(33,000)	38.60
9/14/07	11,700	38.49
9/14/07	(186,650)	38.60
9/14/07	66,306	38.49
9/14/07	(587,150)	38.37
9/14/07	(103,600)	38.37
9/26/07	449,122	41.40
9/26/07	168,200	41.38
9/26/07	82,400	41.40
9/26/07	30,800	41.38
9/27/07	120,000	42.21
9/27/07	42,000	42.35
9/27/07	889,300	42.21
9/27/07	308,000	42.35
9/27/07	7,700	42.28
9/28/07	271,200	42.82
9/28/07	133,000	42.93
9/28/07	3,156	42.82

9/28/07	44,844	42.82
9/28/07	1,512	42.93
9/28/07	21,488	42.93
10/01/07	233,200	43.23
10/01/07	41,000	43.23
10/02/07	12,500	42.98
10/02/07	31,900	42.98
10/02/07	2,200	42.98
10/02/07	5,600	42.98
10/03/07	150,000	41.91
10/03/07	850,000	41.91
10/04/07	225,900	41.94
10/04/07	30,461	41.94
10/04/07	9,539	41.94
10/05/07	16,500	43.30
10/05/07	93,500	43.30
10/11/07	359,000	42.08
10/11/07	63,200	42.08
10/12/07	235,500	42.51
10/12/07	41,600	42.51
10/15/07	37,700	42.55
10/15/07	214,000	42.55
11/01/07	358,100	43.84
11/01/07	63,200	43.84

Gilbert Lamphere

Trade Date	Amount Purchased (Sold)	Price per Share ($)
11/6/07	18,000	44.81
11/13/07	4,600	42.92

Timothy O'Toole

Trade Date	Amount Purchased (Sold)	Price per Share ($)
12/6/07	2,500	42.30

SPECIAL INSTRUCTIONS

        Please review this proxy statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own.

  1.
  If your Shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card or voting instruction form today to The TCI/3G Group, c/o D.F. King & Co., Inc., in the postage-paid envelope provided or instruct us by telephone or via the Internet today as to how you would like your Shares voted (instructions are on your BLUE proxy card or voting instruction form).

  2.
  If your Shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card or voting instruction form with respect to your Shares and only after receiving your specific instructions. Accordingly, please sign, date and promptly mail your voting instruction form in the postage paid envelope provided. You may also vote by telephone or Internet and easy to follow instructions are enclosed. In addition, you may also contact the person responsible for your account and instruct that person to execute and return on your behalf the BLUE proxy card or voting instruction form as soon as possible.

  3.
  After signing and returning the enclosed BLUE proxy card or voting instruction form, we urge you NOT to return CSX's WHITE proxy card or voting instruction form because only your latest dated proxy card or voting instruction form will be counted.

  4.
  If you have previously signed and returned a WHITE proxy card or voting instruction form to CSX, you have every right to change your vote. Only your latest dated proxy card or voting instruction form will count. You may revoke any proxy card or voting instruction form already sent to CSX by signing, dating and returning the enclosed BLUE proxy card or voting instruction form in the postage-paid envelope provided. Proxies may also be revoked at any time prior to exercise by: (i) attending the 2008 Annual Meeting and voting in person (although attendance at the 2008 Annual Meeting will not in and of itself constitute revocation of a proxy), (ii) instructing us by telephone or via the Internet as to how you would like your Shares voted (instructions are on your BLUE proxy card or voting instruction form) or (iii) delivering a written notice of revocation. The written notice of revocation may be delivered either to the TCI/3G Group c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, or to the Corporate Secretary of the Company at 500 Water Street, 15th Floor Jacksonville, FL 32202, or any other address provided by the Company.

        If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement or need help voting your Shares, please contact our proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders Call Toll-Free: (800)-967-7635
Banks and Brokers Call Collect: 212-269-5550

PRELIMINARY COPY, SUBJECT TO COMPLETION, DATED APRIL 15, 2008

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE.

 TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE

PROXY SOLICITED BY THE TCI/3G GROUP

2008 Annual Meeting of Shareholders of CSX Corporation On June 25, 2008

          The undersigned hereby appoints Christopher Hohn, Snehal Amin, Rishi Sunak, Alexandre Behring and Daniel Schwartz, or each of them, as proxy for the undersigned, with full power of substitution, and authorizes them to represent and vote, as designated, all of the shares of common stock of CSX Company (the “Company” or “CSX”) that the undersigned would be entitled to vote if personally present at the 2008 Annual Meeting of shareholders of CSX, including any adjournments, postponements, reschedulings or continuations of such meeting or any meeting held in lieu thereof (the “2008 Annual Meeting”). IF YOU VALIDLY EXECUTE AND RETURN THIS PROXY CARD WITHOUT INDICATING YOUR VOTE ON ONE OR MORE OF THE FOLLOWING PROPOSALS, YOU WILL BE DEEMED TO HAVE VOTED FOR PROPOSALS 1, 2 AND 5, TO HAVE ABSTAINED FROM VOTING ON PROPOSALS 6 AND 7; AND TO HAVE VOTED AGAINST PROPOSALS 3 AND 4 (EXCEPT YOU WILL NOT BE DEEMED TO VOTE FOR THE ELECTION OF ANY CANDIDATE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED UNDER PROPOSAL 1). THIS PROXY WILL REVOKE ANY PREVIOUSLY EXECUTED PROXY WITH RESPECT TO ALL PROPOSALS.

(CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)

PROXY SOLICITED BY THE TCI/3G GROUP

2008 Annual Meeting of Shareholders of CSX Corporation

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of CSX Corporation common stock for the upcoming 2008 Annual Meeting of Shareholders.

PLEASE REVIEW THE PROXY STATEMENT

AND VOTE TODAY IN ONE OF THREE WAYS:

1.	Vote by Telephone – Please call toll-free in the U.S. or Canada at 1-866-XXX-XXXX, on a touch-tone telephone. If outside the U.S. or Canada, call 1-610-XXX-XXXX. Please follow the simple instructions.

OR

2.	Vote by Internet – Please access https://www.proxyvotenow.com/csx, and follow the simple instructions. Please note you must type an “s” after http.

You may vote by telephone or Internet 24 hours a day, 7 days a week.

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

OR

3.

Vote by Mail – If you do not wish to vote by telephone or over the Internet, please sign, date and return the proxy card in the envelope provided, or mail to: The TCI/3G Group, c/o Corporate Election Services, P.O. Box XXX, Pittsburgh, PA XXXXX-XXXX.

 TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE

PROPOSAL 1 — To elect Christopher Hohn, Alexandre Behring, Gilbert H. Lamphere, Timothy T. O’Toole and Gary L. Wilson to the Board.

THE TCI/3G GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR EACH OF THE TCI/3G GROUP’S NOMINEES LISTED IN PROPOSAL 1.

FOR ALL NOMINEES ☐      WITHHOLD FROM ALL NOMINEES ☐      FOR ALL EXCEPT ☐

The TCI/3G Group intends to use this proxy to vote (i) FOR Messrs. Hohn, Behring, Lamphere, O’Toole and Wilson and (ii) FOR the candidates who have been nominated by CSX to serve as directors other than                                   ,                                  ,                                   ,                                  , and                                         for whom the TCI/3G Group is NOT seeking authority to vote for and WILL NOT exercise any such authority.

NOTE: If you do not wish for your Shares to be voted “FOR” a particular TCI/3G Group Nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the Nominee(s) you do not support on the line below. Your Shares will be voted for the remaining TCI/3G Group Nominee(s). You may also withhold authority to vote for one or more additional CSX nominees by writing the name of the nominee(s) below.   The TCI/3G Group provides no assurance that the CSX nominees, if elected, will serve with the TCI/3G Group Nominees.

PROPOSAL 2 — To adopt a resolution proposed by TCI to amend the Company’s Bylaws (the “Bylaws”) to permit one or more shareholders holding 15% or more of the outstanding shares of capital stock of CSX having voting power to call a special meeting of the shareholders.

THE TCI/3G GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 2.

FOR ☐     AGAINST ☐     ABSTAIN ☐

PROPOSAL 3 — To adopt the Company’s alternative Bylaw amendment.

THE TCI/3G GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL 3.

FOR ☐     AGAINST ☐     ABSTAIN ☐

PROPOSAL 4 — To adopt the alternative shareholder Bylaw amendment (the “Ram Proposal”).

THE TCI/3G GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST PROPOSAL 4.

FOR ☐     AGAINST ☐     ABSTAIN ☐

PROPOSAL 5 — To adopt a resolution to repeal any changes made by the Board of Directors of CSX to the Bylaws since January 1, 2008 and prior to and including the date of the Annual Meeting.

THE TCI/3G GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 5.

FOR ☐     AGAINST ☐     ABSTAIN ☐

PROPOSAL 6 — To adopt the shareholder proposal regarding proxy statement disclosure of certain security information.

THE TCI/3G GROUP RECOMMENDS THAT SHAREHOLDERS ABSTAIN FROM VOTING ON PROPOSAL 6.

FOR ☐     AGAINST ☐     ABSTAIN ☐

PROPOSAL 7 — To ratify the Company’s Audit Committee selection of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2008.

THE TCI/3G GROUP RECOMMENDS THAT SHAREHOLDERS ABSTAIN FROM VOTING ON PROPOSAL 7.

FOR ☐     AGAINST ☐     ABSTAIN ☐

Dated:

Signature

Title or Authority

Signature (if held jointly)

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities.

PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.

QuickLinks

YOUR VOTE IS IMPORTANT—HOW TO VOTE YOUR SHARES
BACKGROUND TO THE SOLICITATION
PROPOSAL 1: ELECTION OF DIRECTORS
STATEMENT OF SUPPORT
PROPOSAL 2: AMEND THE BYLAWS
STATEMENT OF SUPPORT
PROPOSAL 3: VOTE AGAINST THE COMPANY'S PROPOSAL OF AN ALTERNATIVE BYLAW AMENDMENT
PROPOSAL 4: VOTE AGAINST ANOTHER ALTERNATIVE BYLAW AMENDMENT
PROPOSAL 5: REPEAL THE AMENDMENTS MADE TO THE BYLAWS BY THE BOARD
STATEMENT OF SUPPORT
PROPOSAL 6: SHAREHOLDER PROPOSAL REGARDING PROXY STATEMENT DISCLOSURE OF CERTAIN SECURITY INFORMATION
PROPOSAL 7: RATIFY AUDIT COMMITTEE'S SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE TCI/3G GROUP'S VOTING RECOMMENDATIONS
INFORMATION ABOUT THE TCI/3G GROUP AND PARTICIPANTS
PRINCIPAL SHAREHOLDERS
Amount and Nature of Beneficial Ownership
VOTING AND PROXY PROCEDURES
REVOCATION OF PROXIES
YOUR VOTE IS IMPORTANT—PLEASE ACT TODAY
QUORUM AND VOTING
COST AND METHOD OF SOLICITATION
CERTAIN INFORMATION ABOUT THE COMPANY
OTHER INFORMATION
Annex A
Two year transaction history of each Participant
SPECIAL INSTRUCTIONS